The Westaim Corporation
Management’s Discussion and Analysis
Nine Months ended September 30, 2004

This interim Management’s Discussion and Analysis prepared as at October 28, 2004 should be read in conjunction with the Management’s Discussion and Analysis included in the annual report of the Company for the year ended December 31, 2003.

Consolidated Results — Three Months ended September 30, 2004

For the three months ended September 30, 2004, the Company reported a net loss of $2.5 million compared to a net loss of $8.0 million for the three months ended September 30, 2003. The Company reported a loss from continuing operations of $2.5 million for the three months ended September 30, 2004, compared to a loss from continuing operations of $8.1 million in the same period in 2003. Revenues from continuing operations for the three months ended September 30, 2004 were $10.5 million compared to $3.4 million for the same period in 2003. The increase in revenue primarily reflects higher milestone revenue, royalty payments, and manufacturing cost reimbursement earned by NUCRYST Pharmaceuticals Corp. (“NUCRYST”) in 2004.

Selling, general and administrative costs were $1.2 million for the three months ended September 30, 2004 compared to $0.8 million in 2003. The increase primarily reflects the cost of strategic analysis of future pharmaceutical applications for NUCRYST’s nanocrystalline silver technology. In the third quarter of 2004, research and development costs increased to $7.8 million compared to $6.3 million in the third quarter of 2003, primarily due to a $0.7 million increase in research and development expenditures at iFire Technologies Inc. (“iFire”) and $1.0 million in funding from Technology Partnerships Canada (“TPC”) received in 2003. The TPC funding agreement was completed in the third quarter of 2003.

Corporate expenses for the three months ended September 30, 2004 were $1.1 million compared to $2.3 million in the comparable period in 2003. This decrease relates primarily to lower costs for deferred share unit and stock option expense, lower consulting and legal expenses.

Interest and foreign exchange income was $0.4 million for the three months ended September 30, 2004 compared to income of $0.8 million in the same period in 2003. The lower income in 2004 reflects foreign exchange losses, resulting from a strengthening Canadian dollar in 2004, on the translation of U.S. denominated monetary assets and liabilities compared to foreign exchange gains reported in the same period of 2003.

Continuing operations reflect the results of the Company’s subsidiaries, NUCRYST Pharmaceuticals Corp. and iFire Technology Inc. Total revenues increased 212% in the third quarter of 2004 compared to the same period in 2003, reflecting the growth of NUCRYST’s wound care business. Third quarter 2004 revenue includes milestone revenue of US$5 million.

A comparison of operating costs from continuing operations for the three months ended September 30, 2004 to the same period in 2003 is as follows:

	Three Months ended September 30
		% of		% of
($ millions)	2004	Revenue	2003	Revenue
Manufacturing	$1.9	17.8%	$1.6	46.7%
Selling, general and administrative	1.2	11.4%	0.8	24.5%
Research and development	7.8	74.0%	6.3	188.3%
Depreciation and amortization	1.4	13.6%	1.2	34.4%

	$12.3	116.8%	$9.9	293.9%

Operations

iFire Technology Inc. — iFire, based in Toronto, Ontario, has developed a proprietary full-colour solid-state flat panel display technology with its primary target being the fast-growing large-screen TV market. This business unit continues to achieve strategic milestones toward proving the commercial viability of its display technology as measured in scalability, colour, luminance, lifetime and electronics. In the second quarter of 2004, iFire demonstrated a high-definition 34-inch prototype display and is currently preparing for 34-inch display pilot production expected to commence in late 2005.

iFire’s operating loss for the three months ended September 30, 2004 was $7.0 million compared to an operating loss of $4.9 million for the same period in 2003. Research and development expenditures prior to TPC funding were $0.7 million higher than 2003 reflecting increased activity over the prior year. Deferred revenue of $0.3 million was recognized in the third quarter of 2003. No revenue was recognized in 2004.

Sanyo Electric Company Ltd. (“Sanyo”) provides funding to iFire for certain defined research and development projects. This funding is accounted for as a reduction in research and development expenses and amounted to $0.3 million per quarter in 2004 and 2003.

In the third quarter of 2004, iFire began construction of a $46 million pilot production plant at its Toronto facility. This will be partially funded through the yen equivalent of a US$10 million loan agreement signed in January 2004 with Dai Nippon Printing Co., Ltd. (“DNP”). It is the expectation of iFire management that the financing relationship will be rolled into an expanded commercial agreement as the technology moves through pilot phase and into commercial production or, alternatively, the loan will be repaid by iFire. Remaining capital costs for the pilot production plant will be funded from the proceeds of the Company’s common share equity offering discussed below.

Research and development expenditures for the remainder of the year and the first half of 2005 are expected to continue at levels comparable to the first nine months of 2004. Capital expenditures are expected to be in the range of $10 million for the remainder of 2004.

NUCRYST Pharmaceuticals Corp. — NUCRYST researches, develops and commercializes wound care products and pharmaceutical products based on its noble metal nanocrystalline technology. NUCRYST’s income for the three months ended September 30, 2004 was $5.4 million compared to a loss of $1.3 million in the same period in 2003. Total revenues increased to $10.5 million in the third quarter of 2004 from $3.0 million in the same period in 2003. The third quarter of 2004 benefited from the recording of US$5.0 million milestone revenue reflecting the achievement of certain sales targets by Smith & Nephew plc (“Smith & Nephew”). Sales of Acticoat™ dressings continue to be strong with product sales to end users more than 50% higher compared to the same quarter last year. Sales revenue reflects licensing royalties, milestone payments and manufacturing revenue related to Acticoat™ products sold by, and produced for, Smith & Nephew.

The financial results of NUCRYST for the three months ended September 30, 2004 compared to the same period in 2003 are as follows:

	Three Months ended Sept. 30
($ millions)	2004	2003
Wound care product related revenue	$4.2	$3.0
Milestone revenue	6.3	—

Total revenue	$10.5	$3.0

Wound care contribution	$7.9	$1.0
Pharmaceutical development costs (including general and administrative expenses)	(2.3)	(2.2)
Other expenses	(0.2)	(0.1)

NUCRYST income (loss)	$5.4	$(1.3)

The Westaim Corporation
Management’s Discussion and Analysis
Nine Months ended September 30, 2004

Operations (continued)

In the third quarter of 2004, NUCRYST began construction of a $7.5 million expansion of its manufacturing facility in Fort Saskatchewan, Alberta that will increase capacity by more than 70% and provide NUCRYST with sufficient capacity to generate approximately $35 million of product related revenue.

In 2003, NUCRYST received approval of its first Investigational New Drug (“IND”) from the U.S. Food & Drug Administration (“FDA”). This allowed NUCRYST to initiate Phase 1 human clinical trials of a dermatology cream containing its proprietary formulation of silver nanocrystals. NUCRYST is developing this product (“NPI 32101”) for the treatment of atopic dermatitis, a form of eczema, and other skin conditions. NUCRYST management believes that existing treatments in the market do not meet the needs of patients suffering from eczema.

As planned, the Phase 1 safety trials were successfully completed in 2003 and the first multi-site, double-blind, randomized, placebo controlled 224-patient Phase 2a study to examine the safety and efficacy of the product on adults with eczema was launched in the fourth quarter of 2003. Patients were treated twice daily for a six-week period with one of two concentrations of NPI 32101, 0.5% and 1.0% in a cream formulation or with the cream formulation alone without NPI 32101 (“the vehicle”).

Efficacy in this study was assessed using three commonly-used statistical methods. Using the intent-to-treat analysis (including all randomized patients who had at least one post-treatment efficacy assessment) with last observation carried forward method, statistical significance was not met in investigator overall assessment of disease improvement. However, statistical significance was achieved with 1.0% NPI 32101 compared to vehicle using intent-to-treat patients who completed six weeks of treatment method (i.e. without last observation carried forward data imputation method). In addition, in patients who completed the study in accordance with the protocol (the per protocol completers method), statistical significance was achieved with 1.0% NPI 32101. NPI 32101 was well tolerated and there were no serious adverse events. Any adverse events reported were not unusual for a topical drug and did not occur with a greater statistical frequency than was observed in the vehicle group. Based on the findings in this exploratory Phase 2a study, it is NUCRYST’s intention to continue with further human clinical trials. In addition, further studies will be conducted to more fully understand the safety profile of NPI 32101.

The outlook for NUCRYST is for continued growth in licensing and manufacturing revenues as markets for Acticoat™ found care products are expanded in the United States and globally by Smith & Nephew. Increases in product revenue are expected to be significantly more than offset by increases in research and development expenditures as NUCRYST expands clinical and preclinical research into the pharmaceutical attributes of its noble metal nanocrystalline technology. NUCRYST does not expect to record any additional milestone revenues in the remainder of 2004. Milestone revenue in 2005 will be dependent upon sales growth. Quarterly losses at NUCRYST are expected to continue for the balance of 2004 and 2005 as a result of its pharmaceutical research.

Discontinued Operations

Ambeon — On January 29, 2004, the Company sold its Ambeon division for net proceeds of $33.4 million. The completion of the sale to a strategic buyer represented an opportunity to enhance the Company’s value and to focus resources on the Company’s two high-potential technologies, iFire and NUCRYST.

Under new Canadian Generally Accepted Accounting Principles (“GAAP”), introduced in 2003, all expected future losses and estimated shutdown and asset disposal costs relating to discontinued operations are no longer accrued at the time of divestiture but are reported in the period in which they occur. As a result, the gain from the sale of Ambeon of $5.4 million was reported in the first quarter of 2004. In addition, discontinued operations costs of $1.3 million relating to the sale of Ambeon were reported in the first quarter of 2004. Additional costs totaling $0.4 million were incurred in the second and third quarters of 2004. Future additional costs are not expected to be significant and will be reported in the period in which they occur.

Coinage Division and Ethylene Coatings business — In May 2002, the Company announced its intention to close the Coinage Division and to sell or close its Ethylene Coatings business, Surface Engineered Products (“SEP”). Operations in the Coinage Division were discontinued in July 2002.

SEP operations were discontinued in February 2003 after the completion of contracted production. Manufacturing assets and intellectual property were sold during 2003. The results from operations and all anticipated losses from these businesses were recorded in 2002.

Consolidated Results — Nine Months ended September 30, 2004

For the nine months ended September 30, 2004, the Company reported a net loss of $14.6 million compared to a net loss of $17.6 million for the same period in 2003. The Company reported income from discontinued operations net of income taxes of $3.8 million for the nine months ended September 30, 2004, compared to net income from discontinued operations of $3.4 million for the comparable period in 2003. Revenues from continuing operations for the nine months ended September 30, 2004 were $26.1 million compared to $13.7 million for the nine months ended September 30, 2003.

This increase in revenue reflects higher royalty revenue and manufacturing cost reimbursement at NUCRYST and the recording of US$5.0 million milestone revenue from Smith & Nephew in each of the first and third quarters of 2004. In the first quarter of 2003, NUCRYST received a US$3.0 million milestone payment.

The increase in manufacturing expense by 46.3% to $6.0 million for the nine months ended September 30, 2004 compared to the same period in 2003 reflects the continuing growth in sales to Smith & Nephew of NUCRYST manufactured products. For the nine months ended September 30, 2004 research and development costs increased to $26.8 million compared to $17.5 million in the same period in 2003. In 2003, iFire’s research and development expenses were reduced by $5.2 million in funding from TPC. Pharmaceutical research and development expenses for the nine months ended September 30, 2004 were $4.4 million higher than the same period in 2003 reflecting increased clinical trial activity and pre-clinical studies.

Corporate expenses for the nine months ending September 30, 2004 of $5.2 million were $1.3 million lower than the same period in 2003, primarily as a result of lower costs incurred in the third quarter of 2004 discussed above.

Interest and foreign exchange income for the nine months ended September 30, 2004 was $1.8 million compared to income of $0.4 million in 2003. This variance reflects significant foreign exchange losses reported in the first and second quarters of 2003.

Net income from discontinued operations for the nine months ended September 30, 2004 includes the gain on sale of Ambeon reported in the first quarter of 2004.

Contractual Commitments

The Company’s contractual commitments as at September 30, 2004 are as follows:

	Payments due by Period
		Less than	1 — 3	3 — 5	More than
($ millions)	Total	1 Year	Years	Years	5 Years
Operating lease obligations	$1.7	$0.9	$0.8	$—	$—
Supplier purchase obligations	19.1	19.1	—	—	—

	$20.8	$20.0	$0.8	$—	$—

The Westaim Corporation
Management’s Discussion and Analysis
Nine Months ended September 30, 2004

Contractual Commitments (continued)

The Company had no long-term debt or capital lease obligations as at September 30, 2004.

Liquidity and Capital Resources

At September 30, 2004, the Company had cash and short-term investments of $117.5 million, compared to $68.1 million as at December 31, 2003 and $83.3 million as at June 30, 2004. The increase from December 31, 2003 was primarily due to the net proceeds of $33.4 million from the sale of the Ambeon business unit less the $2.8 million held in escrow and net proceeds of $47.8 million from the Company’s common share offering discussed below. Cash used in continuing operations before working capital charges amounted to $0.8 million for the three months ended September 30, 2004 compared to a use of $6.6 million in the same period in 2003. For the nine months ended September 30, 2004, cash used in continuing operations before non cash working capital charges amounted to $13.4 million compared to $16.8 million in 2003.

Working capital in the period benefited from accrued payables reflecting the Company’s increased capital expenditures which was offset by the accrual of the US$5.0 million milestone payment which was subsequently received in October 2004.

Capital expenditures for continuing operations of $14.5 million in the third quarter of 2004 were $10.2 million higher than the same period in 2003. As discussed earlier, in the third quarter of 2004, the Company commenced major capital projects in iFire Technologies Inc. and NUCRYST Pharmaceuticals Inc. Related to these projects, the Company has outstanding purchase commitments amounting to approximately $17.0 million as at September 30, 2004. Capital expenditures during 2005 and 2006 could increase to $200 million if iFire constructs a large scale production facility.

On August 4, 2004, the Company completed a $50.0 million common share offering. A total of 14,705,883 new common shares were issued on August 4, 2004 at a price of $3.40 per share. Four members of the Company’s Board of Directors purchased 4,852,942 shares under the offering. Net proceeds after fees and expenses amounted to $47.8 million. The net proceeds of this offering will be used to finance the construction of the iFire flat panel display pilot production facility.

Share Capital

As at October 28, 2004, the Company had 92,828,054 common shares outstanding and 4,575,100 options outstanding, exercisable for common shares.

Critical Accounting Policies

The Company has established detailed policies and control procedures that are intended to ensure that Management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. The following are new key policies that may impact the Company’s financial conditions and results from operations and that require significant judgments by Management. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.

Stock-based Compensation — Canadian GAAP requires that, effective January 1, 2004, the fair value method of accounting for stock options be recognized in the financial statements. It provides for alternate methods of implementation and the Company has elected to apply the provisions retroactively with restatement of prior years. As a result, the cumulative compensation cost of options issued during 2002, using the Black-Scholes option pricing model, were charged to deficit with a corresponding increase to contributed surplus at January 1, 2003. Quarterly results for 2003 are restated to reflect the expense related to options issued in 2002 and 2003. The Company has determined that electing this method of applying the new rules had the most conservative impact on its financial results.

For U.S. GAAP, the Company will continue measuring compensation expense using the intrinsic value based method for stock options granted to employees and provide pro forma disclosure of compensation expense for all outstanding options issued by the Company as if the fair value method had been applied.

Forward-looking Statements

This Report contains forward-looking statements including iFire’s capital expenditures, NUCRYST’s licensing and manufacturing revenues and research and development expenditures. These statements are based on current expectations that are subject to risks and uncertainties and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including (i) the degree to which Smith & Nephew plc succeeds in selling Acticoat™ products; (ii) the general economic, regulatory and industry developments and conditions in the industries that the Company serves; and (iii) other risk factors set forth in the Company’s Form 40-F as filed with the U.S. Securities and Exchange Commission. The Company disclaims any intention or obligations to revise forward-looking statements whether as a result of new information, future developments or otherwise.

THE WESTAIM CORPORATION
Consolidated Statement of Operations and Consolidated Statement of Deficit
(unaudited)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of dollars except per share data)	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
		(Restated — note 6)		(Restated — note 6)
Revenue	$10,501	$3,369	$26,145	$13,691
Costs
Manufacturing	1,873	1,573	6,020	4,114
Selling, general and administrative	1,194	826	3,796	2,727
Research and development (note 8)	7,771	6,342	26,840	17,487
Depreciation and amortization	1,432	1,159	4,368	3,452

Divisional loss	(1,769)	(6,531)	(14,879)	(14,089)
Corporate	(1,091)	(2,267)	(5,172)	(6,495)
Interest income and foreign exchange	387	814	1,760	437
(Loss) gain on disposal of assets	—	(45)	47	(409)

Loss from continuing operations before income taxes	(2,473)	(8,029)	(18,244)	(20,556)

Income tax expense
Current	(14)	(49)	(88)	(213)
Future	—	(57)	—	(154)

	(14)	(106)	(88)	(367)

Loss from continuing operations	(2,487)	(8,135)	(18,332)	(20,923)
(Loss) income from discontinued operations net of income taxes (note 3)	(27)	100	3,755	3,397

Net loss for the period	$(2,514)	$(8,035)	$(14,577)	$(17,526)

Loss per common share (note 7)
Continuing operations — basic and diluted	$(0.03)	$(0.10)	$(0.23)	$(0.27)

Net loss — basic and diluted	(0.03)	(0.10)	(0.18)	(0.22)

Weighted average number of outstanding common shares (thousands)	87,220	78,039	81,161	78,035

Deficit at beginning of period	$(263,447)	$(224,351)	$(249,815)	$(215,317)
Change in accounting policy (note 6)	—	(1,084)	(1,569)	(627)

As restated	(263,447)	(225,435)	(251,384)	(215,944)
Net loss	(2,514)	(8,035)	(14,577)	(17,526)

Deficit at end of period	$(265,961)	$(233,470)	$(265,961)	$(233,470)

THE WESTAIM CORPORATION
Consolidated Balance Sheet
(unaudited)

(thousands of dollars)	September 30, 2004	December 31, 2003
		(Restated — note 6)
ASSETS
Current
Cash and cash equivalents	$29,805	$44,694
Short-term investments	87,683	23,443
Accounts receivable	10,557	4,960
Inventories	3,715	2,610
Future income taxes	—	1,032
Other	718	659
Current assets available for sale (note 3)	—	30,369

	132,478	107,767

Other receivable (note 3)	1,800	—
Capital assets (note 4)	40,678	28,783
Capital assets available for sale (note 3)	5,500	5,500
Deferred charges	2,532	2,356
Investments	500	500

	$183,488	$144,906

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$19,221	$10,015
Accounts payable and accrued liabilities available for sale (note 3)	—	3,509

	19,221	13,524

Provision for site restoration	6,481	7,564

	25,702	21,088

Shareholders’ equity
Capital stock (note 5)	421,233	373,230
Contributed surplus (note 6)	2,514	1,972
Deficit	(265,961)	(251,384)

	157,786	123,818

	$183,488	$144,906

THE WESTAIM CORPORATION
Consolidated Cash Flow Statement
(unaudited)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of dollars)	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
		(Restated — note 6)		(Restated — note 6)
Operating Activities
Loss from continuing operations	$(2,487)	$(8,135)	$(18,332)	$(20,923)
Items not affecting cash
Depreciation and amortization	1,432	1,159	4,368	3,452
Future income taxes	—	57	—	154
Loss (gain) on disposal of assets	—	45	(47)	409
Deferred licensing revenue	—	—	—	(565)
Other	271	244	599	701

Cash used in continuing operations before non-cash
working capital changes	(784)	(6,630)	(13,412)	(16,772)

Changes in continuing operations non-cash working capital
Accounts receivable	(5,887)	996	(4,601)	(1,367)
Inventories	(754)	61	(1,127)	(202)
Other	596	(541)	(59)	(223)
Accounts payable and accrued liabilities	7,872	1,615	9,055	326
Site restoration expenditures net of recoveries	(105)	995	(1,083)	(195)

Cash provided from (used in) continuing operations	938	(3,504)	(11,227)	(18,433)
Cash (used in) provided from discontinued operations	(49)	(444)	(1,674)	1,834

Total cash provided from (used in) operating activities	889	(3,948)	(12,901)	(16,599)

Investing activities
Capital expenditures — continuing operations	(14,538)	(4,326)	(15,904)	(8,424)
Capital expenditures — discontinued operations	—	(218)	—	(1,212)
Redemption and sale of short-term investments	30,422	26,548	73,468	61,671
Purchase of short-term investments	(64,416)	(16,914)	(137,708)	(68,335)
Deferred charges — continuing operations	(54)	(249)	(410)	(570)
Deferred charges — discontinued operations	—	(149)	—	(185)
Proceeds on sale of assets	—	705	61	1,246
Proceeds on sale of discontinued operations	—	—	30,559	—

Cash (used in) provided from investing activities	(48,586)	5,397	(49,934)	(15,809)

Financing activities
Issuance of common shares (note 5)	47,868	102	47,946	102

Cash provided from financing activities	47,868	102	47,946	102

Net increase (decrease) in cash and cash equivalents	171	1,551	(14,889)	(32,306)
Cash and cash equivalents at beginning of period	29,634	42,195	44,694	76,052

Cash and cash equivalents at end of period	$29,805	$43,746	$29,805	$43,746

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the Nine Months ended September 20, 2004 (unaudited)
(thousands of dollars)

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual audited financial statements.

Note 1 — Significant Accounting Principles

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, following the same accounting policies and methods of computation as the most recent annual consolidated financial statements except as discussed in Notes 2 and 6. These interim consolidated financial statements do not include all disclosures that would be included in the Company’s annual audited financial statements. All amounts are expressed in thousands of dollars except per share data.

Note 2 — Changes in Accounting Policies

Effective January 1, 2004, the Company adopted revisions to Section 3870 of the Handbook of the Institute of Chartered Accountants (“CICA”) with respect to the accounting and disclosure of stock-based compensation. The impact of implementation of these new rules is discussed in Note 6.

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 “Asset Retirement Obligations” which addresses the financial accounting and reporting obligations associated with the retirement of tangible, long-lived assets and their associated net retirement costs. Under the new Section, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods. Implementation of CICA 3110 did not have an impact on the Company’s results from operations or its financial position. The assets subject to these new rules have been sold or written down to nominal value. For accounting purposes, the total estimated costs of site restoration relating to these assets have been accrued.

Effective January 1, 2003, the Company adopted on a prospective basis new CICA 3475 “Disposal of Long-lived Assets and Discontinued Operations”. Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed, and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of. Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where carrying value exceeds fair value and gains are recognized at the time of sale. The results of discontinued operations are reported separately, including gains or losses related to the disposal of long-lived assets held for sale or disposal. Future losses associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

Note 3 — Discontinued Operations

Ambeon

On January 29, 2004, the Company sold substantially all of the assets and liabilities related to the Ambeon business segment, including its wholly-owned subsidiary Neomet Limited, for proceeds of $33,359 (net of transaction costs of $911), of which, $2,800 is held in escrow. Of this amount held in escrow, $1,000 is included in accounts receivable and $1,800 is a long-term other receivable. This escrow balance is in respect of general representations and warranties relating to the sale transaction and will be released as conditions are met in 2004 and 2005. The net gain on the sale of Ambeon of $5,436 is net of future income tax expense of $1,032. The results of Ambeon’s operations in 2003 were accounted for on a discontinued basis and the related net assets classified as available for sale at December 31, 2003.

In accordance with CICA 3475, the Company determined that the net proceeds would exceed the net book value of the Ambeon business segment as at December 31, 2003 and no adjustment to the carrying value of Ambeon was required. The gain on the sale of Ambeon was reported in the first quarter of 2004 and any costs incurred in subsequent periods related to discontinued operations will be reported in the period in which they occur.

The prior year’s operating results, cash flows and balance sheets for this business segment are presented separately as discontinued operations in these consolidated financial statements.

Amounts included in the consolidated balance sheets relating to Ambeon discontinued operations are as follows:

	September 30, 2004	December 31, 2003
Cash	$—	$411
Accounts receivable	—	5,438
Inventories	—	10,812
Other assets	—	1
Deferred charges	—	625
Capital assets available for sale	—	13,082

Current assets available for sale	$—	$30,369

Accounts payable and accrued liabilities available for sale	$—	$(3,509)

Accounts payable and accrued liabilities	$(417)	$—

Results from Ambeon discontinued operations:

	Three Months ended		Nine Months ended
Revenues	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003
Ambeon business segment	$—	$7,105	$—	$23,129

	Three Months ended		Nine Months ended
Income (expense)	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003
Ambeon business segment operations net of income taxes	$—	$100	$—	$3,397
Gain on sale of Ambeon	$—	$—	$5,436	$—
Costs related to disposition	$(27)	$—	$(1,681)	$—

Net (loss) income from discontinued operations	$(27)	$100	$3,755	$3,397

Net (loss) income from discontinued operations is after deduction of depreciation of $Nil for the nine months ended September 30, 2004 (2003 — $1,315). No current tax expense was included in net income from discontinued operations for the nine months ended September 30, 2004 and September 30, 2003.

Net (loss) income per common share from discontinued operations was $Nil for the three months ended September 30, 2004 (2003 — $Nil) and $0.05 for the nine months ended September 30, 2004 (2003 — income $0.05).

Coinage Division and Ethylene Coatings Business

In 2002, the Board of Directors of the Company approved the closing of the Coinage Division and the selling of the Ethylene Coatings business. Accordingly, the results from operations of these businesses and all anticipated losses of these businesses were recorded in 2002.

Amounts included in the consolidated balance sheets relating to the Coinage Division and Ethylene Coatings business discontinued operations are as follows:

	September 30, 2004	December 31, 2003
Accounts receivable	$—	$4
Accounts payable and accrued liabilities	(836)	(1,281)

Net working capital	$(836)	$(1,277)

Long term capital assets available for sale	$5,500	$5,500

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the Nine Months ended September 20, 2004 (unaudited)
(thousands of dollars)

Note 4 — Capital Assets

In the third quarter of 2004, the Company commenced two major capital projects. iFire Technologies Inc. (“iFire”), is constructing a pilot manufacturing plant at its Toronto location for flat panel displays and NUCRYST Pharmaceuticals Inc. (“NUCRYST”) began an expansion of its wound care production facility in Fort Saskatchewan, Alberta. As a result, as at September 30, 2004, capital assets include construction in progress in the amount of $15,742 which is not being depreciated.

Related to these projects, the Company has outstanding purchase commitments amounting to approximately $17,000 as at September 30, 2004.

Note 5 — Capital Stock

Changes in the Company’s common shares outstanding for the three months and nine months ended September 30, 2004 are as follows:

	Three Months ended		Nine Months ended
	September 30, 2004		September 30, 2004
common shares (000)	Number	Stated Capital	Number	Stated Capital
Balance at beginning of period	78,103	$373,324	78,073	$373,230
Employee share purchase plan	19	108	29	135
Share offering	14,706	47,801	14,706	47,801
Stock options exercised	—	—	20	67

Balance at end of period	92,828	$421,233	92,828	$421,233

In the third quarter of 2004, 19,620 common shares were issued with respect to the Company’s employee share purchase plan at an issue price of $3.39. The fair value of these rights to acquire common shares of $41 was reclassified from contributed surplus to share capital. For the nine months ended September 30, 2004, 28,785 common shares have been issued with respect to the Company’s employee share purchase plan at a weighted average issue price of $3.24. The fair value of these rights to acquire common shares for the nine months ended September 30, 2004 of $42 was reclassified from contributed surplus to share capital.

In the first quarter of 2004, 20,000 options were exercised at an average price of $2.59 and $16 (2003 — $Nil) relating to the fair value of options exercised in the period was reclassified from contributed surplus to share capital.

On August 4, 2004, the Company completed a $50,000 common share offering. A total of 14,705,883 new common shares were issued at a price of $3.40. Four members of the Company’s Board of Directors purchased 4,852,942 shares under the offering. Net proceeds, after fees and expenses, amounted to $47,801.

Note 6 — Stock-based Compensation Plans

Effective January 1, 2004, the Company adopted revisions to Section 3870 of the CICA Handbook with respect to the accounting and disclosure of stock-based compensation. The revised Section 3870 requires that the fair value of stock options be recorded in the financial statements. The Company has elected to apply the provisions retroactively with restatement of prior years. As a result, as at January 1, 2003, the cumulative compensation cost of options issued in 2002 amounting to $627, has been charged to deficit with a corresponding increase to contributed surplus. Quarterly results for 2003 have been restated to reflect the expense related to options issued in 2002 and 2003. For the three months ending September 30, 2004, Corporate costs includes compensation expense of $271 (2003 — $244) relating to stock options with an offsetting increase to contributed surplus. For the nine months ended September 30, 2004, Corporate costs includes compensation expense of $599 (2003 — $701) relating to stock options.

Employee and Director Stock Options

Changes in the Company’s stock option plans for the three months and nine months ended September 30, 2004 and September 30, 2003 are as follows:

	Three Months ended		Nine Months ended
common share stock options (000)	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003
Outstanding at beginning of period	4,417	5,833	5,833	5,666
Granted	158	—	413	428
Exercised	—	—	(20)	—
Forfeited	—	—	(1,651)	(261)

Outstanding at end of period	4,575	5,833	4,575	5,833

In the three months ended September 30, 2004, the Company issued 158,100 (2003 — Nil) options for common shares of the Company at a weighted average exercise price of $3.39. For the nine months ended September 30, 2004, the Company has issued 413,000 options (2003 — 427,800) at a weighted average exercise price of $3.71 (2003 — $1.87).

The fair value of each option grant by the Company and its subsidiaries is estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 4.80% (2003 — 5.05%), an average life of 7.0 years and a volatility of 58.47% (2003 — 59.89%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

The Company maintains a Deferred Share Unit Plan (“DSUs”) for the non-executive Directors of the Company. DSUs are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. As at September 30, 2004, a liability of $832 (December 31, 2003 — $782) was accrued with respect to issued DSUs. The Company also maintains a Restricted Share Unit Plan for the Executive Officers of the Company. These units vest over three years and are payable when fully vested in common shares or in cash at the weighted average trading price at the date of exercise. The liability with respect to these units is accrued over the vesting period and amounted to $57 at September 30, 2004 (December 31, 2003 — $Nil).

Note 7 — Earnings per Share

The Company uses the treasury stock method to calculate diluted earnings per share. Under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation, as the assumed exercise of the Company’s stock options does not result in an adjustment to income.

Note 8 — Technology Partnerships Canada Agreement

In 2001, iFire, entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (“TPC”). Under this agreement, TPC agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire to a maximum of $30,000.

Contributions were recorded as a reduction of the cost of the applicable capital asset or credited to the statement of operations of iFire as determined by the nature of the expenditure being funded. The final contribution claims were recorded in the quarter ended September 30, 2003 and the final payment received in the fourth quarter of 2003. Contribution claims totaling $5,997 were recorded in the first nine months of 2003. Of this amount, $5,213 was credited to research and development expense and $784 was credited to capital assets.

Note 9 — Guarantees

In the normal course of operations, the Company has issued letters of credit in the amounts of US$1,060 which expire on March 31, 2005. In Canadian dollars, these guarantees amounted to approximately $1,340 as at September 30, 2004.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. Management does not expect the potential amount of these counterparty payments to have a

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the Nine Months ended September 20, 2004 (unaudited)
(thousands of dollars)

Note 9 — Guarantees (continued)

material effect on the Company’s financial position or operating results. The Company has agreements to indemnify its Officers and Directors for certain events or occurrences while the Officer or Director is or was serving at the Company’s request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company maintains Director and Officer liability insurance that limits its exposure and enables the Company to recover a portion of any future amounts paid.

In addition, the Company has provided indemnifications to third parties with respect to future site restoration costs to be incurred on properties previously owned by the Company. These estimated costs have been included in the provision for site restoration.

Note 10 — Segmented Information — Continuing Operations

	Three Months ended		Nine Months ended
	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003
Revenue
NUCRYST Pharmaceuticals	$10,501	$2,999	$25,865	$12,755
iFire Technology	—	345	—	911
Other	—	25	280	25

	$10,501	$3,369	$26,145	$13,691

Divisional Income (Loss)
NUCRYST Pharmaceuticals	$5,415	$(1,333)	$6,380	$354
iFire Technology	(6,961)	(4,938)	(20,598)	(13,724)
Other	(223)	(260)	(661)	(719)

	$(1,769)	$(6,531)	$(14,879)	$(14,089)

Note 11 — Contingencies

The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.

Note 12 — Loan Facility

On January 30, 2004, iFire entered into a Japanese yen equivalent of US$10,000 loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP will partially fund the capital cost to upgrade iFire’s Toronto facility to enable pilot manufacturing of flat panel displays. The loan will be drawn down during 2004 and 2005, carries a nominal interest rate and is repayable in Japanese yen on June 30, 2006. The loan will be secured by the assets financed under the agreement. As at September 30, 2004 no draws have been made on this facility.

Note 13 — Comparative Figures

Certain 2003 figures have been reclassified to conform to the presentation of the current year.